January 7, 2015

United States Securities and Exchange Commission
Attn: Pamela Long, Assistant Director
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Gen3Bio, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 19, 2014
File No. 333-199963

Dear Ms. Long:

Gen3Bio, Inc. (the “Gen3Bio” or the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated December 30, 2014, relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.

We note you have submitted materials in response to comment 3 in our letter dated December 3, 2014. In these materials we note the reference to proprietary resins and fuels, which appears inconsistent with the state of development you describe in the prospectus. Please advise.

Response:

As we stated in response to Comment No. 1 of the Staff's Comment Letter dated December 3, 2014, Dr. Okamoto, our founder, CEO, and experienced chemist, has conceptualized, on behalf of the Company, a proprietary method for extracting and fermenting the cell contents of algae biomass at close to room temperature and standard pressures, which method should permit it (or a licensee of the technology) to manufacture specialty chemicals based on a patent portfolio held by the University of Toledo (the "University"). These specialty chemicals include resins and biofuels. It is these proprietary fuels and resins to which we referred in the offering materials provided to our original investors. We did not consult with counsel regarding those offering materials, and we have now opted to conservatively state in our prospectus that we are only in the process of developing our technologies. Nevertheless, we believe our representations in those offering materials were correct as we explicitly stated (1) that we were “developing” a new technology to transform algae into biofuels and bioplastics, (2) that we intended to invest in “completing development of” our proprietary resins and fuels, (3) that our business model was predicated in part on producing resin in our own facility and that we could not assure that we “will be able to acquire the facility in which it plans to produce resin onsite,” (4) that our business plan is significantly dependent on its proprietary resins and fuels but that we have not been granted a patent and “intend to file a patent for its proprietary resin” and plan “to file for patent and copyright protection whenever warranted,” all of which statements made clear that the Company had not yet fully developed its technologies or protected them under the law. When we referred, in the above-referenced offering materials, to our fuels and resins as “proprietary,” we meant that they are novel and based on a unique process being developed by the Company, and not that we had already acquired patent law protection for them or produced them.

2.

We note your response to comment 5 in our letter dated December 3, 2014. Please clarify in the prospectus precisely what you have been doing and have agreed to do with the University of Toledo. Your prospectus disclosure indicates that you have not yet entered into agreements with the university or engaged in research.

Response:

We have been in negotiations with the University of Toledo (the “University”) for several months but have not yet finalized or formalized any agreement with them. A draft confidential License Agreement By and Between The University of Toledo And Gen3Bio, Inc. was prepared by the University and sent to the Company, and several revised drafts have been circulated by the parties but have not been executed. We are currently operating out of an office at the University and have been working with the University to develop the Company’s conceptualized algae-based technologies since July of 2014, conducting research relating to the Company’s novel process in conjunction with Dr. Sridhar Viamajala and Dr. Kana Yamamoto of the University. We have been conducting such research in a laboratory setting at the University since December of 2014. We have also prepared two grant requests in collaboration with the University since July of 2014, and are in the process of finalizing a third. We do not believe we have stated in the prospectus that we have not yet engaged in research.

3.	We note your response to comment 10 in our letter dated December 3, 2014. Please disclose that you have not yet taken any steps in developing the referenced technologies.

Response:	We have taken steps to develop the referenced technologies, including negotiating rights with the University to certain patents necessary for the development of the technologies, conducting research at the University to prove the concept and perfect the technological process, and applying for grant funding to fund additional research and development efforts. We have revised our disclosure accordingly.

4.	We note your response to comment 21 in our letter dated December 3, 2014. Please disclose the minimum amount of offering proceeds you will need to implement your business plan and support your operations for the next twelve months.

Response:	We previously revised our disclosure to state as follows:

The Company anticipates that the estimated $500,000 gross proceeds from the Maximum Offering will enable it to retire its debt, expand its operations, and fund its other capital needs for the next fiscal year. In the event that the Maximum Offering is not completed, the Company will be required to seek additional financing.

We have revised further to make clear that we need the full $500,000 in gross proceeds.

5.	We note your response to comment 22 in our letter dated December 3, 2014. Please clarify in the prospectus that the only “debt” you seek to repay are the accrued salaries.

Response:	We previously revised our disclosure to include a footnote clarifying that "retire debt" referred to "payment of Dr. Okamoto's and Mr. Okada's accrued salaries only." We have revised further to make clear that the only debt we plan to repay is the accrued salaries.

6.

We note your response to comment 27 in our letter dated December 3, 2014 and disclosure of your proposed products. Please revise to clearly disclose that you currently have no specific proposed products.

Response:	We do have several specific proposed products based on our novel algae-based technological processes, including biodiesel, glycerol, long chain diacids, amino acids and hydroxyl acids, Nylon 11, Nylon 12, Nylon 13, carboxylic acid, oleic acid, succinic acid, lactic acid, and other biopolymers based on carboxylic acid. We have revised our disclosure accordingly.

7.	We reissue comment 31 in our letter dated December 3, 2014.

Response:

As comment 31 of the Staff's Comment Letter dated December 3, 2014, requested the inclusion of the material factors necessary to understand how the salaries "were determined," we previously revised our disclosure to clarify that the executive compensation table salary disclosures were determined based on monthly accruals of $12,500 and $8,333.33, and clarifying that we have informal arrangements to pay our officers $150,000 and $100,000 per year. We have revised further to make clear that the informal arrangements are unwritten, and that there are no other material terms of the arrangements pursuant to Item 402(o)(1) of Regulation S-K. Subsections (2)-(7) of Item 402(o) are not applicable as our arrangement is simply to pay our officers the salaries per year as disclosed.

8.

We reissue comment 33 in our letter dated December 3, 2014. Please disclose that the selling shareholders initially acquired their shares from a shell company and therefore would not be able to utilize Rule 144 to sell their shares.

Response:	Respectfully, the selling shareholders did not acquire their shares from a shell company, but from a non-shell start-up company. The Commission’s Release No. 33-8869, Revisions to Rule 144 and 145, states in footnote no. 172 in pertinent part as follows:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe such a company does not meet the condition of having “no or nominal operations.”

The Company was first incorporated on July 25, 2014, and since that time, Dr. Okamoto on behalf of the Company has been actively engaged in research relating to its algae-related technologies, has been in discussions with the University negotiating a license agreement with the University to acquire rights to a patent portfolio relating to algae biofuel production, has been working with University personnel to develop the Company’s technologies, and has filed two confidential requests for grants with the State of Ohio in collaboration with the University based on such technology. The Company currently operates out of two offices: one located in the State of Indiana located at 4000 W. 106th Street in Carmel, and in an office within the University at 1510 N. Westwood Avenue in Toledo, Ohio, where the Company is currently and actively involved in algae experimentation in collaboration with the University.

The Company currently has two employees, and Dr. Okamoto has dedicated his full time since inception to developing the Company’s technology and implementing its business plan. Because of a dearth of available Company funds, Dr. Okamoto has spent significant personal funds to travel abroad to speak on behalf of the Company, and is travelling every week between Indiana and Ohio to lead the research and development efforts of the Company. Finally, the Company is in the process of finalizing a confidential grant request with the U.S. Department of Energy based on its proposed algae-related technology, and its personnel have been working on such grant request for over three months.

While the Company is a start-up company formed at the end of July 2014, and while it does have a limited operating history, it is actively engaged in operational efforts to develop its technology, and it does not have “no or nominal operations.” Accordingly, we do not believe that the Company was ever a shell company, and we think that the requested disclosure would therefore be inappropriate.

In connection with this response, we acknowledge that:

  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and review.

Sincerely,

Gen3Bio, Inc.

/s/ Michael Okada
Michael Okada
Chief Financial Officer